

Piengchai Pookakupt,Ph.D.
Executive Vice President



12g3-2(b) File No.82-4922

Ref No. CN. 134/2005

February 24, 2005

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

05006241



SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt



บมจ. ธนาคารกสิกรไทย
1 ซอยกสิกรไทย ถนนราษฎร์บูรณะ
กรุงเทพฯ 10140
โทร. 0 2222 0000 โทรสาร 0 2470 3462

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.
Tel. +66 2222 0000 Fax. +66 2470 3462

泰华农民银行总行
泰国曼谷功武拉纳路泰华农民巷1号,
邮政编码 10140
电话: (66) 2222 0000 传真: (66) 2470 3462

DLW 3/15




60 Years
ธนาคารกสิกรไทย
KASIKORNBANK

Prasarn Trairatvorakul
President

(Translation)

Ref. CN. 2017/2005

February 24, 2005

To : The President
The Stock Exchange of Thailand

Subject : Notification of the Resolutions of KASIKORNBANK PUBLIC COMPANY LIMITED's Board of Directors' Meeting No.3/2548

The Board of Directors' Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No.3/2548 held on February 24, 2005 has resolved on the following significant matters which can be summarized as follows:

1. To approve the appropriation of profit from the operating results of 2004 and the dividends payment as follows:

| | | |
|---|---|---|
| Legal reserve | Baht | 770,000,000 |
| Dividends on ordinary shares | Baht | 2,369,894,567 |

(Baht 1.00 per share, being 15.45 per cent of the 2004 net profit)

The dividends will be paid by April 18, 2005 to shareholders registered in the Register of Shareholders on March18, 2005 at 12.00 hours.

According to the dividend payment policy, the Bank will take into consideration its operating results as well as long-term returns to shareholders. The Board of Directors deemed that the rate of dividends specified above is appropriate for its remaining strong capital funds to accommodate continuous growth and business expansion.

2. To approve the Bank's proposal to the Shareholders' Meeting for amending the resolution of the Extraordinary Shareholders' Meeting No.1/2541 held on September 29, 1998 under agenda no. 8 which authorized the Bank and/or its branches to issue and offer for sale debentures in various forms within the limit of US$ 3 billion so as to ensure that the Bank' s debentures would be duly issued in accordance with the amended rules and the change in management structure of the Bank as well as to accommodate the changing demand of investors. It was requested that such be amended to read as follows:

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ธนาคารกสิกรไทย
กรุงเทพฯ 10140

KASIKORNBANK
1 Soi Rat Burana, Rat Burana Road,
Bangkok 10140, Thailand

泰华农民银行总行
10140





"Approval be granted for the Bank to mobilize funds for use in the business of the Bank by way of issuing and offering for sale by the Bank and/or its branches debentures of all types and all forms within the limit of US$ 3 billion, including debentures issued but not yet redeemed at any time. This shall be under the Bank's discretion and subject to the need to use any such fund as well as the following conditions:

<u>Types</u> : All types and forms of debentures (including but not limited to subordinated debentures, unsubordinated debentures, secured debentures, unsecured debentures and/or derivatives debentures) depending on market condition at such time the debentures are to be issued and offered.

<u>Amount and Currency</u> : The principal amount of debentures, including debentures issued but not yet redeemed, at any time shall not exceed US$ 3 billion. The debentures may be issued in US currency, Thai currency or other currency in equivalent amount based on an exchange rate prevailing at such time the debentures are issued and offered.

<u>Offer for Sale</u> : The debentures shall be offered for sale to the public and/or on a private placement basis, and/or to institutional investors in Thailand and/or overseas according to the notifications of the SEC and/or the Office of the SEC and/or other relevant rules and regulations in force at the time the debentures are issued and offered. The debentures may be offered to investors of any type and may be offered in whole or in part, and/or as a program, and/or in a revolving nature. The debentures may be issued and offered separately from, in combination of, or together with other securities.

<u>Interest Rate or Yield</u> : Interest or yield shall depend on market condition at such time the debentures are issued and offered or be in accordance with the terms and conditions of the debentures issued at such time. This shall also be subject to the notifications of the SEC or the Office of the SEC and/or other relevant notifications, rules and regulations in force at such time the debentures are issued and offered.

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| | | |
|---|---|---|
| Redemption Period | : | Redemption period shall depend on market condition at such time the debentures are issued and offered or upon dissolution of the Bank. |
| Early Redemption | : | Debentureholders may or may not have the right to request the Bank to redeem any issued debentures prior to the redemption period. The Bank may or may not have the right to make early redemption. This shall be subject to the terms and conditions of the debentures issued at such time. |

Furthermore, the Shareholders' Meeting is to be requested to entrust the Board of Directors or a person or persons the power and authority to determine the details and to proceed with the issuance of the debentures according to details and conditions to be proposed to the Shareholders' Meeting for approval.

3. To approve the amendment of Clause 3. of the Bank's Memorandum of Association with respect to the objectives of the Company, as follows:

"Clause 3. The objectives of the Company are concluded in 27 Clauses", details as per the Attachment

4. To approve the convening of the General Meeting of Shareholders No. 93 on Friday, April 8, 2005 at 14.00 hours at the Bank's Head Office No. 1 Soi Kasikornthai, Ratburana Road, Khwaeng Ratburana, Khet Ratburana, Bangkok Metropolis, to consider the following agendas:

1. To consider adopting the Minutes of the Extraordinary Shareholders' Meeting No.1/2547 held on November 5, 2004
2. To acknowledge the Board of Directors' report on businesses in the year 2004
3. To consider approving the Balance Sheet and the Statement of Income for the year ended December 31, 2004.
4. To consider the appropriation of profit from the operating results of 2004 and dividends payment
5. To consider the election of directors to replace those retiring by rotation
6. To consider the appointment and fixing of remuneration of the auditors

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7. To consider the amendment of resolution of the Extraordinary Shareholders' Meeting No.1/2541 held on September 29, 1998 regarding the issuance and sales of debentures of the Bank
8. To consider the amendment of Clause 3\ of the Bank's Memorandum of Association regarding objectives of the Company
9. Other businesses (if any).

5. The closing date of the Bank's share register book for determining the right to attend the General Meeting of Shareholders No. 93 and the right to receive dividend is as from 12:00 hours of March 18, 2005 onward until the General Meeting of Shareholders No. 93 is finished.

Please be informed accordingly.

Yours sincerely,

Executive Secretary and Shareholders Registration Division
Corporate Communication and Administration Department
Tel. 0 2470 2664 - 7

(Translation)

**Proposed Amendment of Clause 3. of the Bank's Memorandum of Association regarding the Objectives of the Company**

| Former | New | Reasons |
|---|---|---|
| Clause 3. The objectives of the Company are concluded in 24 Clauses as follows: | Clause 3. The objectives of the Company are concluded in 27 Clauses as follows: | - Clauses (1), (6) - (7), (9) - (12), (16), (18), (20) - (22) of the objectives remain unchanged<br>- To amend Clauses (2) – (5), (8), (13) – (15), (17), (19)<br>- To add Clauses (23) – (25)<br>- To move the original Clause (23) to Clause (26) and have it amended<br>- To move the original Clause (24) to Clause (27)<br>- To cover the businesses presently operated or to be operated by the Bank as permitted or to be permitted by laws or the Bank of Thailand. |
| (1) To carry on in Thailand and in other countries the business of banking at Head Office and all branches, and to transact and do all matters and things incidental thereto, or which may at anytime hereafter, at any place where the company shall carry on business, be usual in connection with the business of banking, or dealing in money, or securities for money. | (1) same | |
| (2) To procure capital for, or make advances or lend money to persons, partnerships or companies, the purpose of which would be to carry into effect any objective furthering agriculture, forestry, or other business, secured with either fixed or movable collateral or a combination of the two, or by cash deposits, credit or other accounts, or insurance policies, corporate bonds, debentures, bills of exchange, promissory notes, letters of credit, or other financial paper, or as receivables due from any lawfully conducted business, or deeds on real estate, various wares, merchandise or equipment, bills of sale and lading, delivery orders, bonded warehouse certificates, dock warrants, or other mercantile indicia or tokens, gold and silver bullion, stock or shares. | (2) To procure capital for, or make advances or lend or jointly lend money to persons, partnerships or companies, or any juristic persons with or without security, ~~the purpose of which would be to carry into effect any objective furthering agriculture, forestry, or other business, secured with~~ which security may be either fixed or movable collateral or a combination thereof, or ~~by~~ right of claim on cash deposits, credit or other accounts, or insurance policies, corporate bonds, debentures, bills of exchange, promissory notes, letters of credit, or other right of claim, or other rights, or other ~~financial paper~~ obligations, or as receivables due from any lawfully conducted business, or deeds on real estate, various wares, merchandise or equipment, bills of ~~sale~~ transfer of ownership and lading, delivery orders, bonded warehouse certificates, dock | - To cover products and services of commercial banking businesses, and to adjust for proper wordings |

| Former | New | Reasons |
|---|---|---|
| | warrants, or other mercantile indicia or tokens ~~gold and silver bullion, stock or shares~~, including notes, instruments or any documents issued by banks, financial institutions, or persons which can be used as security. | |
| (3) To receive monies for deposit into current or fixed deposit accounts, with or without allowance of interest and to employ such money for the making of loans, purchases, sales or collections of money against bills of exchange or any other negotiable instruments, or for other matters within the objectives of the company. | (3) To receive monies for deposit into current, savings, fixed or other deposit accounts, including acceptance of monies as deposits through the issuance of depository notes or other instrument of rights, with or without allowance of interest and to employ such money for making of loans, purchase, sale or collection of money against bills of exchange or any other negotiable instruments, or for other matters within the objectives of the company. | • To cover the deposit products of commercial banks |
| (4) To accept for safekeeping valuables, documents, and other properties for safekeeping, with or without payment in consideration for such service. | (4) To accept, maintain or manage valuables, documents, any types of properties, rights and other interests by any means, including the management of all kinds and types of business for any persons, groups of persons, funds, organizations, or other agencies in both the public and private sectors within the country and abroad, as well as to provide consulting and advisory services, services of provision of information, data, analyses, project planning, advice on finance and investment, or consulting services related to the buy/sale of business, mergers and/or acquisitions, listing of company or securities in the Stock Exchange or any securities trading center, including the operation or rendering of all kinds of services pertinent to financial and investment businesses, both in Thailand and elsewhere. | • To cover business related to commercial banking businesses |
| (5) To carry on the business of discounting bills, dealing in currency exchange, and securities. | (5) To carry on the business of purchasing, selling, purchasing with a discount, selling with a discount or disposing of by any means, foreign currencies, bonds, treasury bills, bills, letters of credit, warrants or other financial instruments, debt instruments, including any instruments or evidences of right, or any other instruments, shares, | • To cover business related to commercial banking businesses |

| Former | New | Reasons |
|---|---|---|
| | benefit of the Company or its employees. | |
| (15) To carry on business in cooperation with a partnership or company, or become a shareholder in any partnership or company, whose objective is wholly or partially similar to the company's objectives. | (15) To carry on business in cooperation with, or jointly invest with, or become a limited liability partner in a limited partnership, or a shareholder in any limited companies, public limited companies, funds, or agencies in either the public or private sector within the country and abroad, as well as to become a business alliance, or to participate in business contracts with any juristic persons within the scope of the Company's objectives. | - To cover the investment in other companies engaging in financial and other supporting businesses, including in business allies. |
| (16) To amalgamate with any bank of similar or concurrent objects. | (16) same | |
| (17) To appoint agents and to open branches in any place and for any business as the company deems expedient to its purposes, and to revoke or dissolve such appointments or establishments at the company's discretion. | (17) To appoint agents and to open branches in any place and for any business as the Company shall deem expedient and to revoke or dissolve such appointment or establishment at the Company's discretion, or to represent other commercial banks for the conduct of commercial banking business. | - To cover business with correspondent banks, both local and foreign |
| (18) To borrow money or other properties with or without interest or security. | (18) same | |
| (19) To sell, pledge, mortgage, rent, or dispose by any other means, properties which belong to the company, or on any asset where such powers have been vested in the company. | (19) To sell, exchange, transfer, pledge, mortgage, let, let out on leasing of, let out on hire-purchase of, permit for use of, dispose of by any other means, or otherwise utilize any assets, or rights ~~and~~ or duties which belong to the Company or any other persons, or ~~on any asset where such powers have been vested in~~ which become under the power of the Company or any other persons, including the pledge, mortgage or securitization of or creation of any obligation over the said assets, rights or duties as collateral for debts , or for any other benefits for the business operation of the Company in all respects. | - To cover hire-purchase, leasing, and securitization businesses. |
| (20) To increase or reduce company's capital from time to time as it deems necessary or expedient. | (20) same | |
| (21) To file a law suit, defend, appear as a party, compromise, or taking whatsoever action in courts or in | (21) same | |

| Former | New | Reasons |
|---|---|---|
| | the Bank of Thailand and/or relevant government agencies, or that may lead to the accomplishment of all or any of said objectives, including other business to be permitted by laws. | |
| (27) None | (27) Also, in general, to do or cause to be done such acts and other things as are incidental or conducive to the attainment of the above mentioned objectives, directly or indirectly. | - To move from the original Clause (24) to Clause ( 27), with content remaining the same. |